                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. 10)/1/


                           Ramsay Health Care, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                         Common Stock, par value $.01
                   -----------------------------------------
                        (Title of Class of Securities)

                                   751582206
                   -----------------------------------------
                                (CUSIP Number)

                            Thomas M. Haythe, Esq.
                                Haythe & Curley
                                237 Park Avenue
                           New York, New York  10017
                                (212) 880-6000
                   -----------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Received Notices and Communications)

                                 June 10, 1997
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 19 pages)

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Schedule 13D

CUSIP No. 751582206                                           Page 2 of 19 Pages


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Paul Ramsay Hospitals Pty. Limited

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)   X
    (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New South Wales, Australia

NUMBER OF SHARES          7.  SOLE VOTING POWER
 BENEFICIALLY OWNED                          2,058,332
 BY EACH REPORTING
 PERSON WITH
                          8.  SHARED VOTING POWER
                                             3,876,361

                          9.  SOLE DISPOSITIVE POWER
                                             2,058,332

                         10.  SHARED DISPOSITIVE POWER
                                             3,876,361

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,934,693

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.4%

14.  TYPE OF REPORTING PERSON

     CO

                                Schedule 13D

CUSIP No. 751582206                                           Page 3 of 19 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul Ramsay Holdings Pty. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    X
     (b)

3.   SEC USE ONLY

4.    SOURCE OF FUNDS

      OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New South Wales, Australia

NUMBER OF SHARES          7.  SOLE VOTING POWER
 BENEFICIALLY OWNED                          1,575,154
 BY EACH REPORTING
 PERSON WITH
                          8.  SHARED VOTING POWER
                                             2,301,207

                          9.  SOLE DISPOSITIVE POWER
                                             1,575,154

                         10.  SHARED DISPOSITIVE POWER
                                             2,301,207

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,876,361

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.7%

14.  TYPE OF REPORTING PERSON

     CO

                                Schedule 13D

CUSIP No. 751582206                                           Page 4 of 19 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ramsay Holdings HSA Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    X
     (b)

3.   SEC USE ONLY

4.    SOURCE OF FUNDS

      OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Barbados

NUMBER OF SHARES        7.  SOLE VOTING POWER
 BENEFICIALLY OWNED                        2,301,207
 BY EACH REPORTING
 PERSON WITH
                        8.  SHARED VOTING POWER
                                                   0

                        9.  SOLE DISPOSITIVE POWER
                                           2,301,207

                       10.  SHARED DISPOSITIVE POWER
                                                   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,301,207

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.4%

14.  TYPE OF REPORTING PERSON

     CO

                                Schedule 13D

CUSIP No. 751582206                                           Page 5 of 19 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul J. Ramsay

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    X
     (b)

3.   SEC USE ONLY

4.    SOURCE OF FUNDS

      OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Australian

NUMBER OF SHARES        7.  SOLE VOTING POWER
 BENEFICIALLY OWNED                           32,750
 BY EACH REPORTING
 PERSON WITH
                        8.  SHARED VOTING POWER
                                           5,934,693

                        9.  SOLE DISPOSITIVE POWER
                                              32,750

                       10.  SHARED DISPOSITIVE POWER
                                           5,934,693

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,967,443

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.6%

14.  TYPE OF REPORTING PERSON

     IN

                                Schedule 13D

CUSIP No. 751582206                                           Page 6 of 19 Pages


          NOTE:  This Amendment No. 10 ("Amendment No. 10") restates and amends
Item 1 of Amendment No. 8 dated June 19, 1995 to the Statement on Schedule 13D dated September 4, 1987 (the "Statement") filed with respect to the equity securities of Ramsay Health Care, Inc., a Delaware corporation ("RHCI"), and Items 2, 3, 4, 5 and 7 of Amendment No. 9 dated September 11, 1996 to the Statement.

Item 1.   Security and Issuer.
          -------------------

          The title of the class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of RHCI. The principal executive offices of RHCI are located at Columbus Center, One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134.

Item 2.   Identity and Background.
          -----------------------

          This Amendment No. 10 is being filed by (a) Ramsay Holdings HSA Limited, an international business company organized under the laws of Barbados ("RHL"), which is owned by Paul Ramsay Holdings Pty. Limited, a company of limited liability organized under the laws of New South Wales, Australia ("Holdings"), 23% of the capital stock of which is owned by Paul Ramsay Hospitals Pty. Limited, a company of limited liability organized under the laws of New South Wales, Australia ("Hospitals") and 77% of the capital stock of which is owned by Paul J. Ramsay ("Ramsay"), (b) Holdings, (c) Hospitals and (d) Ramsay.

          The principal business of RHL is the ownership of voting securities of RHCI. The principal business offices of RHL are located at c/o The Corporate Secretary Limited, Alleyne House, White Park Road, P.O. Box 806, East Bridgetown, Barbados.

          The principal business of Holdings is the provision of services to hospitals and real estate development companies. The principal business offices of Holdings are located at 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

          The principal business of Hospitals is the ownership of securities for investment purposes. The business offices of Hospitals are located at 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

          The principal office of Ramsay is 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

                                Schedule 13D

CUSIP No. 751582206                                           Page 7 of 19 Pages


          During the last five years, none of RHL, Holdings, Hospitals or Ramsay have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was it or he, as applicable, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Addendum A attached hereto and made a part hereof sets forth additional information regarding (i) the executive officers and Directors of RHL, Holdings and Hospitals (ii) the persons controlling RHL, Holdings and Hospitals and (iii) Ramsay, who ultimately controls Hospitals, Holdings and RHL.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following at the end thereof:

          On October 1, 1996, RHCI, RHCI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of RHCI ("Merger Sub"), and Ramsay Managed Care, Inc., a Delaware corporation ("RMCI"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the acquisition of RMCI by RHCI through the merger of Merger Sub with and into RMCI (the "Merger"). The Merger was consummated and became effective at the close of business on June 10, 1997.

          Pursuant to the terms of the Merger Agreement, upon consummation of the Merger (i) each share of common stock of RMCI, $.01 par value ("RMCI Common Stock"), was converted into the right to receive one-third (1/3) of a share of Common Stock and (ii) each share of preferred stock, series 1996, of RMCI, $.01 par value ("RMCI Series 1996 Preferred Stock"), (each such share of RMCI Series 1996 Preferred Stock being convertible into 30 shares of RMCI Common Stock) was converted into the right to receive one share of the preferred stock, series 1996 of RHCI, $1.00 par value ("RHCI Series 1996 Preferred Stock"), (each such share of the RHCI Series 1996 Preferred Stock being convertible into ten shares of Common Stock).

          Options to acquire RMCI Common Stock issued and outstanding immediately prior to the Merger ("RMCI Stock Options") became options to purchase a number of whole shares of Common Stock ("RHCI Options") equal to the number of shares of RMCI Common Stock covered by the RMCI Stock Options multiplied by one-third (1/3), at an exercise price

                                Schedule 13D

CUSIP No. 751582206                                           Page 8 of 19 Pages


per share of the Common Stock equal to the option exercise price of such RMCI Stock Options multiplied by three (3).

          In addition, each holder of warrants to purchase shares of RMCI Common Stock issued and outstanding immediately prior to the Merger ("RMCI Warrants") shall, in accordance with the provisions of the RMCI Warrants, receive upon exercise of such warrants, in lieu of the number of shares of RMCI Common Stock provided for by such warrants, that number of whole shares of Common Stock equal to the product of one-third (1/3) multiplied by the number of shares of RMCI Common Stock subject to such RMCI Warrants, at an exercise price per share of Common Stock equal to the warrant exercise price of such RMCI Warrants multiplied by three (3).

          Immediately prior to the Merger, RHL owned 552,428 shares of RMCI Common stock, Holdings owned 185,745 shares of RMCI Common Stock and Hospitals owned 2,750,000 shares of RMCI Common Stock. Effective at the Merger, such shares were converted into Common Stock and RHL, Holdings and Hospitals received 184,142, 61,915 and 916,666 shares of Common Stock, respectively. In addition, prior to the Merger, Hospitals owned 100,000 shares of RMCI Series 1996 Preferred Stock, and effective at the Merger, such shares were converted into 100,000 shares of RHCI Series 1996 Preferred Stock.

          Prior to the Merger, Ramsay owned options to purchase 25,000 shares of RMCI Common Stock, which, upon consummation of the Merger, were converted into options to purchase 8,333 shares of Common Stock.

          Prior to the Merger, Hospitals owned, in the aggregate, warrants to purchase 525,000 shares of RMCI Common Stock, which, upon consummation of the Merger, were converted, in the aggregate, into warrants to purchase 174,999 shares of Common Stock.

Item 4.   Purpose of Transaction.
          ----------------------

          Ramsay, Hospitals, Holdings and RHL acquired the shares of Common Stock referred to in Item 3 for the purpose of investment.

          Ramsay, Hospitals, Holdings and RHL intend to continue to review their investment in RHCI. Depending upon future evaluations or the business prospects of RHCI and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Ramsay, Hospitals, Holdings and RHL may determine to increase or decrease their investment

                                Schedule 13D

CUSIP No. 751582206                                           Page 9 of 19 Pages


in RHCI by acquiring or disposing of additional Common Stock or other equity securities of RHCI.

Item 5.   Interest in Securities of Issuer
          --------------------------------

          (a) As of the close of business on June 10, 1997, (i) Ramsay beneficially owned, for purposes of Rule 13d-3 under the Act, 5,967,443 shares of Common Stock, constituting, to the best knowledge of Ramsay, approximately 44.6% of the Common Stock (such amount includes (x) 5,934,693 shares of Common Stock beneficially owned by Hospitals and (y) 15,000 shares of Common Stock issuable upon the exercise of currently exercisable options owned directly by Ramsay), (ii) Hospitals beneficially owned, for purposes of Rule 13d-3 under the Act, 5,934,693 shares of Common Stock, constituting, to the best knowledge of Hospitals, approximately 44.4% of the Common Stock (such amount includes (a) 613,324 shares of Common Stock owned directly by Holdings, (b) 1,588,177 shares of Common Stock owned directly by RHL, (c) 1,000,000 shares of Common Stock issuable upon the conversion of 100,000 shares of RHCI Series 1996 Preferred Stock owned directly by Hospitals, (d) 1,424,860 shares of Common Stock issuable upon the conversion of 71,183 shares of Class B preferred stock, series C (the "Series C Preferred Stock") owned directly by Holdings and 71,303 shares of Series C Preferred Stock owned directly by RHL, (e) 141,666 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Hospitals and (f) 250,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Holdings), (iii) Holdings beneficially owned, for purposes of Rule 13d-3 under the Act, 3,876,361 shares of Common Stock, constituting, to the best knowledge of Holdings, approximately 31.7% of the Common Stock (such amount includes (x) 1,588,177 shares of Common Stock owned directly by RHL, (y) 1,424,860 shares of Common Stock issuable upon the conversion of 71,183 shares of Series C Preferred Stock owned directly by Holdings and 71,303 shares of Series C Preferred Stock owned directly by RHL and (z) 250,000 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Holdings), and (iv) RHL beneficially owned, for purposes of Rule 13d-3 under the Act, 2,301,207 shares of Common Stock constituting, to the best knowledge of RHL, approximately 20.4% of the Common Stock (such amount includes 713,030 shares of Common Stock issuable upon the conversion of 71,303 shares of Series C Preferred Stock owned directly by RHL). Ramsay, Hospitals, Holdings and RHL constitute a "group" within the meaning of Section 13(d)(3) under the Act. Each of the members of the group disclaims beneficial ownership of the shares of Common Stock which were not owned directly by such person.

                                Schedule 13D

CUSIP No. 751582206                                          Page 10 of 19 Pages


          (b) Except as set forth in Item 6 of the Statement (i) Ramsay has shared power to vote or to direct the voting and to dispose or direct the disposition of 3,118,167 shares of Common Stock, 100,000 shares of Series 1996 Preferred Stock, 142,486 shares of Series C Preferred Stock and 391,666 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock, and sole power to vote or to direct the voting and to dispose or direct the disposition of 17,750 shares of Common Stock and 15,000 shares issuable upon the exercise of currently exercisable options to purchase Common Stock, (ii) Hospitals has shared power to vote or to direct the voting and to dispose or direct the disposition of 2,201,501 shares of Common Stock, 142,486 shares of Series C Preferred Stock and 250,000 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock, and sole power to vote or to direct the voting and to dispose or direct the disposition of 916,666 shares of Common Stock, 100,000 shares of Series 1996 Preferred Stock and 141,666 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock, (iii) Holdings has shared power to vote or to direct the voting and to dispose or direct the disposition of 1,588,177 shares of Common Stock and 71,303 shares of Series C Preferred Stock and sole power to vote or to direct the voting and to dispose or direct the disposition of 613,324 shares of Common Stock, 71,183 shares of Series C Preferred Stock and 250,000 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock and (iv) RHL has sole power to vote or to direct the voting and to dispose or direct the disposition of 1,588,177 shares of Common Stock and 71,303 shares of Series C Preferred Stock.

          (c) Except as set forth in Item 3 of this Statement, during the past 60 days neither Ramsay, Hospitals, Holdings nor RHL has effected any transaction in the Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

          Addendum A attached hereto and made a part hereof sets forth additional information regarding Items 5(a)-(c) with respect to (i) the executive officers of Hospitals, Holdings and RHL, (ii) the persons controlling Hospitals, Holdings and RHL and (iii) Ramsay.

                                Schedule 13D

CUSIP No. 751582206                                          Page 11 of 19 Pages


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1 - Power of Attorney from RHL.
          ---------

          Exhibit 2 - Power of Attorney from Holdings.
          ---------

          Exhibit 3 - Power of Attorney from Hospitals.
          ---------

          Exhibit 4 - Power of Attorney from Ramsay.
          ---------

                                Schedule 13D

CUSIP No. 751582206                                          Page 12 of 19 Pages


                                   ADDENDUM A
                                   ----------

          Additional information required by Items 2 and 5 of Schedule 13D

                                   ---------

          The name and principal occupation or employment of each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is set forth below.

          Unless otherwise noted below, the principal business address of each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is c/o Ramsay Health Care Pty. Limited, 9th Floor, 154 Pacific Highway, St. Leonards, New South Wales 2065, Australia.

          Unless otherwise noted below, each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is a citizen of Australia.

          Dennis H.L. Chandler, a Director of RHL, is a citizen of Barbados with a business address at Dowell Chambers, Room 206, Dowell House, Corner Roebuck and Palmetto Streets, Bridgetown, Barbados. Mr. Chandler is principally engaged in the practice of law.

          Hospitals, Holdings and RHL are controlled by Ramsay. Ramsay is an owner, director and executive officer of various companies in the health care, real estate development, communications and broadcasting businesses.

          During the last five years, none of Hospitals, Holdings, RHL, Ramsay or the directors and executive officers of Hospitals, Holdings or RHL set forth below, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          To the best of the knowledge of Hospitals, Holdings, RHL and Ramsay, except as set forth in Item 3 of this Statement and in the table below, none of Hospitals, Holdings, RHL or the directors or executive officers specified below, including Ramsay, is the beneficial owner of any of RHCI's securities nor have any of them effected any transaction in any such security during the past 60 days. However, if, after further investigation, Hospitals,

                                Schedule 13D

CUSIP No. 751582206                                          Page 13 of 19 Pages


Holdings, RHL or Ramsay becomes aware of any such ownership or any such transaction and as a result, the information disclosed in this Schedule 13D is materially inaccurate, Hospitals, Holdings, RHL and Ramsay will promptly file an amendment to this Schedule 13D with the Securities and Exchange Commission.

                Paul Ramsay Hospitals Pty. Limited ("Hospitals")

                                                     Beneficial
                          Present Principal        Ownership of
       Name                   Occupation            Common Stock
       ----               -----------------        -------------
Paul J. Ramsay       Director of Hospitals;        5,967,443(1)
                     Director of Holdings;
                     Director of RHL; owner,
                     director and executive
                     officer of various
                     companies in the health
                     care, real estate
                     development, communications
                     and broadcasting businesses

Michael S. Siddle    Director of Hospitals;           32,750
                     Director and Company
                     Secretary of Holdings;
                     holds various executive
                     positions with corporations
                     controlled by Ramsay

Peter J. Evans       Director of Hospitals;           32,750
                     Director of Holdings;
                     Director of RHL; holds
                     various executive positions
                     with corporations
                     controlled by Ramsay

                                Schedule 13D

CUSIP No. 751582206                                          Page 14 of 19 Pages


                 Paul Ramsay Holdings Pty. Limited ("Holdings")

                                                     Beneficial
                          Present Principal        Ownership of
       Name                   Occupation            Common Stock
       ----               -----------------        -------------
Paul J. Ramsay       Director of Hospitals;        5,967,443(1)
                     Director of Holdings;
                     Director of RHL; owner,
                     director and executive
                     officer of various
                     companies in the health
                     care, real estate
                     development, communications
                     and broadcasting businesses

Michael S. Siddle    Director of Hospitals;           32,750
                     Director and Company
                     Secretary of Holdings;
                     holds various executive
                     positions with corporations
                     controlled by Ramsay

Peter J. Evans       Director of Hospitals;           32,750
                     Director of Holdings;
                     Director of RHL; holds
                     various executive positions
                     with corporations
                     controlled by Ramsay

M. Clare Wake        Company Secretary of                  0
                     Holdings and certain of its
                     affiliates

John Charles         Company Secretary of                  0
 Needham             Holdings and certain of its
                     affiliates

                                Schedule 13D

CUSIP No. 751582206                                          Page 15 of 19 Pages


                      Ramsay Holdings HSA Limited ("RHL")

                                                     Beneficial
                          Present Principal        Ownership of
       Name                   Occupation            Common Stock
       ----               -----------------        -------------
Paul J. Ramsay       Director of Holdings;         5,967,443(1)
                     Director of RHL; owner,
                     director and executive
                     officer of various
                     companies in the health
                     care, real estate
                     development,
                     communications and
                     broadcasting businesses

Peter J. Evans       Director of Holdings;            32,750
                     Director of RHL; holds
                     various executive
                     positions with
                     corporations controlled
                     by Ramsay

Dennis H.L. Chandler Director of RHL                       0

_____________________

(1) Ramsay's beneficial ownership of Common Stock includes 5,934,693 shares of Common Stock beneficially owned by Hospitals (see Item 5), which entity Ramsay controls.

                                Schedule 13D

CUSIP No. 751582206                                          Page 16 of 19 Pages


                                   SIGNATURE


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 1997


                         PAUL J. RAMSAY


                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                  Thomas M. Haythe
                                  Attorney-in-Fact


                         PAUL RAMSAY HOSPITALS PTY. LIMITED


                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                  Thomas M. Haythe
                                  Attorney-in-Fact


                         PAUL RAMSAY HOLDINGS PTY. LIMITED


                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                  Thomas M. Haythe
                                  Attorney-in-Fact



                         RAMSAY HOLDINGS HSA LIMITED


                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                  Thomas M. Haythe
                                  Attorney-in-Fact

                                Schedule 13D

CUSIP No. 751582206                                          Page 17 of 19 Pages


                               Index to Exhibits
                               -----------------
                                                                         Page
                                                                        Number
                                                                        ------
Exhibit 1 - Power of Attorney from RHL (incorporated by reference to Exhibit 11 to Amendment No. 8 to Schedule 13D dated June 19,
     1995 filed by the Reporting Persons).                                --

Exhibit 2 - Power of Attorney from Holdings (incorporated by reference to Exhibit 12 to Amendment No. 8 to Schedule 13D dated
     June 19, 1995 filed by the Reporting Persons).                       --

Exhibit 3 - Power of Attorney from Hospitals.                             18

Exhibit 4 - Power of Attorney from Ramsay (incorporated by reference to
     Exhibit 13 to Amendment No. 8 to Schedule 13D dated June 19, 1995
     filed by the Reporting Persons).                                     --